Exhibit 17.1

Patrick L. Flinn
1050 N. Waterway Drive
Fort Myers, Florida 33919

May 18, 2006

Orwin L. Carter, Ph.D.
Chairman of the Board
Theragenics Corporation
1029 3d Avenue South
Stillwater, MN 55082

Dear Orwin,

For personal reasons I tender my resignation from the Board of Directors of Theragenics Corporation. This action to be effective immediately.

Sincerely,

/s/ Patrick L. Flinn